

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2021

Jason Conroy
Chief Executive Officer
Iris Energy Pty Ltd
Level 21, 60 Margaret Street
Sydney, NSW 2000 Australia

> **Re: Iris Energy Pty Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted October 6, 2021**
> **CIK No. 0001878848**

Dear Mr. Conroy:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 23, 2021.

Amendment No. 1 to Draft Registration Statement on Form F-1

Summary Historical Financial Information and Other Data
Pro forma Earnings Per Share, page 14

1. We note your disclosure in response to prior comment 3. As you appear to be including the offering shares in your pro forma per share calculations, please revise to label such information as "pro forma, as adjusted." Also, consider including a reconciliation of the numerator for such calculations given the numerous adjustments involved.

Summary of Consolidated Statement of Financial Position, page 15

2.   Please revise the footnote numbers to this table to be consistent with those used at the top of the respective columns.

Non-IFRS Measures, page 16

3.   Please revise to provide the comparable IFRS measure of net loss margin with equal or greater prominence to your non-IFRS measures of EBITDA margin and adjusted EBITDA margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs.

Capitalization, page 69

4.   We note your revisions and response to prior comment 8. Please further revise to present the B Class shares and number of shares authorized, issued and outstanding on a pro forma and pro forma as adjusted basis for a complete presentation of your equity structure going forward. Further, your disclosures on page 70 indicate that upon the exercise of the 2021 Executive Director Liquidity and Price Target Options, Ordinary shares will be issued; however, your response seems to indicate B Class shares will be issued. Please explain this apparent inconsistency and revise your disclosures as necessary.

Liquidity and Capital Resources, page 79

5.   We note your revised disclosure in response to comment 10. As previously requested, please further revise to disclose how long you will be able to continue to fund your operations using current available cash resources. We refer you to FRC 501.03(a) and Section IV of SEC Release 33-8350.

Notes to Consolidated Financial Statements
Note 34. Events After Reporting Period, page F-40

6.   We note your disclosure regarding the 146,444 options granted to one employee on July 28, 2021. Please revise to disclose all 447,699 options awarded, consistent with the information provided in response to prior comment 19.

7.   We note your response to prior comment 20. Please further explain the basis for the underlying ordinary share value used to value the award granted on July 28, 2021. In this regard, your analysis appears to suggest that the fair value of the ordinary shares used to value the July grant is consistent with a "pre-money valuation cap" of US$300 million, while the convertible note issuance undertaken 13 days after such grant was based on a "pre-money valuation cap" of US$1,500 million. Given the convertible note issuance occurred shortly after the July grant date, tell us how you considered the August valuation in determining the value of the July award. In addition, once you have determined an offering price range, please explain to us the reason for any difference between your recent valuations, including the fair value used in the September 2021 grants, and the midpoint of your offering price range.

General

8.   Revise to provide the appropriate dilution disclosures related to this offering. Refer to Item 4.a of Form F-1 and Item E.9 of Form 20-F.

    You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology

cc: Drew Capurro